Byron B. Rooney +1 212 450 4658 byron.rooney@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	Confidential

May 7, 2024

Re:	MoneyLion Inc. Registration Statement on Form S-3 Filed on March 7, 2024 File No. 333-277732

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Att’n:	David Gessert

Sandra Hunter Berkheimer

Ladies and Gentlemen:

On behalf of our client, MoneyLion Inc., a Delaware corporation (“MoneyLion” or the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-3 (File No. 333-277732) (the “Registration Statement”) contained in the Staff’s letter dated March 15, 2024. MoneyLion has revised the Registration Statement and is filing an Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this response letter.

Set forth below are MoneyLion’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by MoneyLion’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Amendment No. 1 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Amendment No. 1.

Registration Statement on Form S-3 filed March 7, 2024

General

1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2023, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a definitive proxy statement which includes such information. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment. The Company filed the definitive proxy statement for its 2024 annual meeting on April 29, 2024.

Confidential

2. Please revise to provide descriptions of the public warrants and private placement warrants convertible into the shares of your Class A common stock being registered as part of the secondary offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11-13.

3. With respect to the Class A common stock issuable upon exercise of the private placement warrants and public warrants, please revise to provide the selling security holder disclosure required by Item 507 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11-13 to provide additional clarity. The Company further notes that it is not registering the secondary resale of any of the shares of Class A Common Stock underlying the Public Warrants and Private Placement Warrants. Rather, the Company is registering the issuance of shares of Class A Common Stock issuable upon exercise of the Public Warrants and Private Placement Warrants, both of which were previously registered. For the avoidance of doubt, the Company is not registering for resale either the Public Warrants or the Private Placement Warrants themselves, only the issuance of the shares underlying them, if and when exercised, consistent with the Company’s contractual obligations pursuant to that certain Warrant Agreement, dated as of June 25, 2020, between the Company and Continental Stock Transfer & Trust Company. Accordingly, as the Registration Statement does not contemplate the secondary resale of existing shares held by selling shareholders, the Company does not believe that additional disclosure is required pursuant to Item 507 of Regulation S-K.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4658 (byron.rooney@davispolk.com) or Chris Van Buren at (212) 450-4899 (chris.vanburen@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Byron B. Rooney

cc:	Richard Correia

Adam VanWagner

May 7, 2024	2